SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: November 29, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -             .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: November 29, 2004	By:	/s/ Beverly A. Bartlett Beverly A. Bartlett Corporate Secretary

November 29, 2004

IVANHOE DISCOVERS IMPORTANT NEW GOLD-COPPER PORPHYRY
DISTRICT IN SOUTHERN MONGOLIA

NEW PORPHYRY DISTRICT NOW NAMED BRONZE FOX

ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and Executive Vice-President, Exploration, Douglas Kirwin announced today that the company’s exploration team has discovered four significant, gold-rich copper porphyry targets in the newly named Bronze Fox District in southern Mongolia. The latest discoveries are approximately 140 kilometres northeast of Ivanhoe’s world-class Oyu Tolgoi copper-gold project and 430 kilometres south-southeast of Ulaanbaatar.

This newly discovered district lies within a 100-kilometre-long, highly prospective copper-gold porphyry belt that extends northeast from the Shuteen Project and hosts other well-preserved, Late Devonian to Early Carboniferous mineralized porphyry and skarn systems. Ivanhoe Mines has a 100% interest in the Bronze Fox District and the majority of the ground over this belt (see location map on Ivanhoe Mines’ website at www.ivanhoemines.com).

The Bronze Fox discovery is the result of persistent exploration efforts in Mongolia whereby systematic exploration across the extensive ground-holdings has defined a new district with highly anomalous gold-copper grades.

“The large numbers of rock samples with strong gold and copper values collected throughout the district are indicative of a large and highly-mineralized gold and copper porphyry system,” said Mr. Kirwin. “The presence of sheeted quartz veins and unidirectional solidification textures (USTs), as well as tourmaline veins and breccias with highly significant gold and copper values, demonstrate that the upper mineralized parts of the porphyry intrusions have been preserved.”

The Bronze Fox District comprises four new auriferous porphyry targets: Bronze Fox, East Fox, West Fox and Tourmaline Hills. These targets occur within a 14-kilometre-long corridor of alteration and mineralization that is associated with monzodiorite to granodiorite intrusions that were emplaced into a package of

Devonian volcano-sedimentary rocks. The targets are primarily defined by surface mapping, geophysics and extensive rock-chip sampling. The recent field magnetic survey indicated that several of the prospects are characterized by central magnetic lows surrounded by circular magnetic highs, a feature similar to many gold-rich porphyry systems and related to alteration associated with magnetite destruction.

Work completed during the 2004 field season included 5,701 rock-chip samples (Table 1) and a ground magnetic survey comprising 1,729 line kilometres. Work has been primarily centred on the Bronze Fox prospect, where 2,862 rock-chip samples averaged 0.51 grams per tonne (g/t) gold. However, the 266 rock-chip samples at the more recently defined West Fox prospect average 3.1 g/t gold. Elevated arsenic, lead and molybdenum occur at most prospects.

Table 1: Summary of the 5,701 rock-chip assay results

		Gold (g/t)		Copper %		Silver (g/t)		Lead ppm		Zinc ppm		Arsenic ppm		Molybdenum ppm
Prospect	No. of Samples	Max	Avg	Max	Avg	Max	Avg	Max	Avg	Max	Avg	Max	Avg	Max	Avg
Bronze Fox	2862	46.50	0.51	8.12	0.37	400	4	54900	215	9180	103	10100	1823	3070	33
East Fox	1831	109.00	0.94	11.60	0.28	361	2	25000	107	5100	111	28000	295	726	9
West Fox	266	53.40	3.08	5.66	0.07	257	11	75700	1392	9770	369	137000	11686	79	9
Tourmaline Hills	742	26.70	0.59	7.45	0.23	175	5	8800	84	1215	53	9990	401	97	6

Summaries of the four main prospects

Bronze Fox

Gold-copper-molybdenum-arsenic mineralization at the Bronze Fox prospect is associated with sheeted quartz veins and associated quartz-albite-sericite alteration that is centred on quartz diorite porphyry dykes within a multi-phase intrusive complex. The zone strikes northwest over a distance of approximately 1,500 metres and varies in width from 200 to 400 metres.

From 2,862 rock-chip samples collected from Bronze Fox, 534 samples returned results over 0.5 g/t gold, including 166 samples over 2.0 g/t gold, with a maximum assay of 46.50 g/t. A total of 577 samples returned copper values over 0.5%, including 98 samples over 2% copper, with a maximum value of 8.1% copper.

East Fox

East Fox lies approximately 3.5 kilometres northeast along strike from the Bronze Fox prospect. The two prospects are hosted by the same monzodiorite-granodiorite intrusive complex. Gold-copper-molybdenum mineralized sulphide veinlets and quartz veins are associated with calc-sodic (actinolite-albite-sericite-quartz) alteration. The 1,831 rock-chip samples from East Fox have an average gold content of 0.94 g/t, with 116 samples assaying over 2.0 g/t, and a maximum assay of 109 g/t. A total of 216 samples returned copper values over 0.5%, including 34 samples over 2% copper, with a maximum value of 11.6% copper.

West Fox

Reconnaissance mapping 4.5 kilometres northwest of the Bronze Fox prospect has identified a series of gold-arsenic-lead ± silver mineralized in en echelon quartz-hematite veins. These are associated with narrow diorite porphyry dykes that have been emplaced into a package of hornfelsed siltstones, sandstones and basic to intermediate volcanic rocks. The veins are distributed over a 1,500-metre by 350-metre area, where 266 rock-chip samples returned an average of 3.08 g/t gold, with a maximum assay of 53.4 g/t, as well as anomalous silver and base metal assays.

Tourmaline Hills

The gold-copper mineralized tourmaline-hematite veins and breccias of the Tourmaline Hills prospect outcrop over an area of approximately six square kilometres and are hosted within a multi-phase monzodiorite-granodiorite stock. The mineralized zone has a strike length of at least 1.5 kilometres and is open in both directions. The mineralized veins and breccias are generally less than six metres wide, but are up to 20 metres wide at vein intersections. The 742 rock-chip samples from the prospect returned 165 results over 0.5 g/t gold, including 52 samples over 2.0 g/t gold, with a maximum assay of 26.7 g/t.

Ongoing Exploration and Planned Drilling

Geologic mapping is continuing throughout the Bronze Fox area. Ivanhoe’s exploration team believes that there is a strong possibility of discovering additional mineralized porphyry gold-copper targets within the district, as well as along the defined structural corridor. Detailed induced polarization (IP) and field-based gravity surveys will commence shortly, with an aggressive drilling program planned for early in the 2005 field season.

Douglas Kirwin, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. assayed the samples at its facility in Ulaanbaatar, Mongolia.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 118,000 square kilometres in central and southern Mongolia. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts in North America
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson
+1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning Ivanhoe’s planned exploration program at the Bronze Fox prospect and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.